SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       To
                                   SCHEDULE TO


         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                     CHRISKEN PARTNERS CASH INCOME FUND L.P.
                            (Name of Subject Company)

       MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; MP INCOME FUND 16, LLC;
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.;
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.;
    ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; MORAGA-DEWAAY FUND, LLC;
      MP FALCON FUND, LLC; MORAGA GOLD, LLC; MACKENZIE PATTERSON, INC. and
              PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME 3, L.P.

                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
C.E. Patterson                                 Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                      Derenthal & Dannhauser
1640 School Street                             One Post Street, Suite 575
Moraga, California  94556                      San Francisco, California  94104
(925) 631-9100                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:  $649.52
             Form or Registration Number:   Schedule TO and TO-T-A
             Filing Party:  Above Bidders
             Date Filed: March 31, 2000 and April 19, 2000

[ ]          Check  the  box  if  the  filing  relates  solely   to  preliminary
             communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]          third party tender offer subject to Rule 14d-1.
[ ]          issuer tender offer subject to Rule 13e-4.
[ ]          going private transaction subject to Rule 13e-3
[ ]          amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

     This final amendment to Tender Offer Statement on Schedule TO relates to the offer by MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.;
MORAGA-DEWAAY FUND, LLC; MP FALCON FUND, LLC; MORAGA GOLD, LLC; MACKENZIE PATTERSON, INC. and PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME 3, L.P. (collectively the "Purchasers") to purchase up to 5,542 units of limited partnership interest (the "Units") in CHRISKEN PARTNERS CASH INCOME FUND L.P., a Delaware limited partnership (the "Issuer"), the subject company. The Offer terminated on May 15, 2000. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 420 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately
688.51 Units, or approximately 1.9% of the total outstanding Units.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       May 25, 2000

MP VALUE FUND 4, LLC
By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA FUND 1, L.P.
By Moraga Partners, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP INCOME FUND 16, LLC
By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.
By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA-DEWAAY FUND, LLC
By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP FALCON FUND, LLC
By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


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



MORAGA GOLD, LLC
By Moraga Partners, Inc., Member

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC.
By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3, LP
By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON, INC.

By:          /s/ C. E. Patterson
             -------------------
             C.E. Patterson,  President











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